SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of February, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


Durango, Durango, Mexico,- Corporacion Durango, S.A. de C.V., ( BMV: CODUSA) (Durango or the Company), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the fourth quarter of 2004. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant
Mexican pesos as of the end of each period and converted into U.S.
dollars using the exchange rate at the end of each period. All comparative figures for the fourth quarter 2004 and 2003 were prepared on a pro-forma basis after excluding the results of the Pronal and Molded Pulp operations.


HIGHLIGHTS

Shipments increased 8% in FY04 vs. FY03

Average prices 4% greater in FY04 vs. FY03

Increase of Net sales of 12% in FY04 vs. FY03

Unit production costs growth of 3% in FY04 vs. FY03

Increase of EBITDA of 16% in FY04 vs. FY03

Increase of EBIT of 61% in FY04 vs. FY03

Successful Financial Restructuring Executed


PERFORMANCE


Item 				 FY04 	 FY03 	  Var 	4Q04 	4Q03 	Var

Total Shipments (000 Short Tons) 1,430.6 1,326.8  8%    352.8	352.0	0%
Pricing (US$/Short Ton)		 498	 479	  4%	537	460	17%
Net Sales (US$Million)  	 712.6	 636.0	  12%	189.5	161.8	17%
Unit Cost (US$/Short Ton)	 428	 415	  3%	451	403	12%
EBITDA (US$Million)  		 83.7	 72.0	  16%	25.4	16.7	52%
EBITDA Margin			 12%	 11%	  9%	13%	10%	30%

US$Million


SHIPMENTS

The Companys total shipments increased to 1,430.6 thousand short tons in 2004 from 1,326.8 thousand short tons in 2003 mainly due to improve in demand.


Shipments  (000 Short tons)	FY04	FY03	4Q04	4Q03

Paper 				620.7	567.9	142.5	147.9
Packaging 			672.1	652	174.7	173.7
Wood Products			137.8	106.9	35.6	30.4
Total 				1,430.6	1,326.8	352.8	352.0


PRICE

During 2004 sales prices increased 4% to US$498 from US$479 in
2003.   Due to mix of products sold.

Prices   (US$/Short Ton)	FY04	FY03	4Q04	4Q03

Paper				490	445	537	439
Packaging			551	546	584	516
Wood Products			278	257	306	241
Total				498	479	537	460


NET SALES

Total net sales increased 12% to US$712.6 million in 2004 from US$636.0 million in 2003 mainly due to a shipments and mix price increase.

Net Sales (US$ Million)	FY04	FY03	4Q04	4Q03

Paper			304.3	252.6	76.5	64.9
Packaging		370.1	356.0	102.1	89.6
Wood Products		38.3	27.4	10.9	7.3
Total			712.6	636.0	189.5	161.8

Net sales from the paper segment increased 10% to US$304.3 million in 2004 from US$252.6 million in 2003, due to the same 9% increase in shipments of 620.7 thousand short tons in 2004 from 567.9 thousand short tons in 2003. The average paper unitary price increased 10% to US$490 in 2004 from US$445 in 2003.

Net sales from the packaging segment increased 4% to US$370.1 million in 2004 from US$356.0 million in 2003.
Such increase was due to a 3% grown in shipments to 672.1 thousand short tons in 2004 from 652.0 thousand short tons in 2003. The packaging average unitary price increased
1% to US$551 in 2004 from US$546 in 2003.


COST OF SALES

The unitary cost of sales increased 3% to US$428 in 2004 from US$415 in 2003. Cost of sales increased 11% to US$611.8 million in 2003 from US$551.0 million in 2003.
This increase was primarily due to a energy and raw materials increase.

Unit Cost  (US$/ Short Ton)	FY04	FY03	4Q04	4Q03

Total				428	415	451	403


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 1% to US$61.6 million in 2004 from US$60.7 million in 2003.


EBITDA

EBITDA increased 16% to US$83.7 million in 2004 from US$72.0 in 2003. The most significant impact on this figure came from 8% increase in shipments during the period.
EBITDA as a percentage of net sales was 12% in 2004 compared to 11% in 2003.

EBITDA     (US$ Million)	FY04	Margin	FY03	Margin
Paper				32.4	11%	16.8	7%
Packaging			47.1	13%	57.5	16%
Wood Products			4.2	11%	-2.3	9%
Total				83.7	12%	72.0	11%

EBITDA     (US$ Million)	4Q04	Margin	4Q03	Margin
Paper				12.9	17%	3.7	6%
Packaging			11.7	11%	14.8	17%
Wood Products			0.8	7%	-1.8	-25%
Total				25.4	13%	16.7	10%

EBITDA.- According with the Restructured Credit Agreement
the Consolidated EBITDA means, for any period, the sum of
the following for the Company and its Subsidiaries:
a) operating income for such period;
b) to the extent deducted in determining such operating
income for such period, the sum of the following: i) depreciation,
ii) amortization, iii) any other non-cash charges other
than any such non-cash charges that represent accruals
of, or reserves for, cash disbursements to be made in any
future accounting period, iv) the aggregate amount of all
cash severance payments actually made in cash, v) taxes paid of payable, and vi) non-cash charges incurred in connection
with pension plans; and c)   the aggregate amount of interest
income accrued during such period.


FINANCING COST

Financing cost was an expense of US$84.5 million in 2004 compared to an expense of US$147.9 in 2003. This expense can be broken down as follows:

(1) Interest expense increased 27% to US$137.0 million in 2004 from US$107.9 million in 2003 due to right off of past debt issues deferred assets that as off today not longer exist.

(2) Interest income decreased 29% to US$2.7 million in 2004 from US$3.8 million in 2003, due to a lower interest rate.

(3) Foreign exchange results were reported as a gain of US$6.8 million in 2004 as compared to a loss of US$78.5 million in 2003. This foreign exchange difference resulted from a higher appreciation of the Peso (to 11.15 from 11.24) in 2004, when compared to a depreciation of the Peso
(to 11.24 from 10.44) in 2003.

(4) Gain from monetary position increased by 24% to US$43.0 million in 2004 from US$34.7 million in 2005. This decrease reflected a lower inflation rate.


PROVISIONS FOR EMPLOYEE PROFIT SHARING AND INCOME AND
ASSET TAXES NET OF TAX LOSS CARRY FORWARDS

Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, increased to a gain of US$29.2 million in 2004 from a loss of US$2.6 million in 2003 mainly do to deferred tax benefit.


NET INCOME

Net income was a loss of US$12.1 million in 2004 compared with a net loss of US$272.6 million in 2003.


FINANCIAL RESTRUCTURING EXECUTED

Under the financial restructuring, the Companys unsecured creditors received new debt equal to 85% of the outstanding principal amount of the Companys unsecured debt.
The Companys unsecured bank creditors amended and
restated their existing loans as Series A Loans in an aggregate principal amount of approximately $116.1 million. The holders of the Companys other unsecured indebtedness, including the Companys 12 5/8% Senior Notes due 2003,
13 1/8% Senior Notes due 2006, 13 1/2% Senior Notes due 2008 and 13 3/4% Senior Notes due 2009, received Series B Notes issued in an aggregate principal amount of approximately
$433.8 million in exchange for their debt.   In addition,
all such creditors received an aggregate of 17% of the Companys capital stock on a fully diluted basis.

The Series A Loans will bear interest at LIBOR plus 2.75%
per annum, payable quarterly, and will mature on December 3
1, 2012.   Principal under the Series A Loans will be amortized
based on the following schedule: 5.0% in 2005; 12.0% in 2006; 12.0% in 2007; 12.0% in 2008; 12.0% in 2009; 13.0% un 2010;
20.0% in 2011 and 14.0% in 2012.   The Series A Loans may be
prepaid at the option of the Company at any time on or after December 31, 2005, without premium or penalty.

The Series B Notes will bear interest at the rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter until maturity on December 31, 2012.
Interest on the Series B Notes will be payable quarterly.
The Series B Notes will be callable at the option of the Company on or after December 31, 2005, at a declining premium of 4% of face value.

The Series A Loans and Series B Notes are guaranteed by certain of the Companys subsidiaries, and be secured ratably by the real estate and other fixed assets of the Company and certain of the Companys Mexican subsidiaries and the common shares of two of the Companys subsidiaries.


PROFORMA DEBT MATURITY PROFILE

As of December 31, 2004 in a proforma basis debt was US$650.0 million after the financial restructuring, including US$100.1 of subsidiaries debt, broken down as follows:

Year		2005	2006	2007	2008	2009	2010	2011	2012	Thereafter   TOTAL
-US$- Million	17.9	24.0	27.3	26.4	23.6	24.2	32.0	458.8	15.8	     650.0

Of the total Companys indebtedness, 67% is subject to a fixed interest rate and the remaining 33% is subject to a variable interest rate. As of today, the debt-weighted average cost is 6.9%.


CEOS STATEMENT

Miguel Rincon Corporacion Durangos Chairman and Chief Executive Officer statement: As a result of our operational restructuring, our production and shipments grew 8% in 2004, our net sales are 12% greater than the year before, our unit cost only grew
3%, our EBITDA increased 16% and our EBIT grew 61% compared
with the previous year, which reflect our efforts in productivity,
discipline, and cost control.   Our results will continue
to improve gradually in 2005 and 2006.

Looking to the future, over the next years the Company
will be primarily focused on maximizing operational
performance and on continuing to strengthen its financial
structure.   2004 will be remembered as the year in which
Corporacion Durango, with the support of its creditors, built new, and more solid, fundamentals to become a more competitive Company in its operations, in its financial structure, and in its strategic vision, which we consider will allow us to continue writing new pages of success in order to increase the value of the Company, Rincon concluded.



Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; the success of Corporacion Durango to negotiate a restructuring with its creditors; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United
States Securities and Exchange Commission.  Although
Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.




CONTACTS


Corporacion Durango, S.A. de C.V.
Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

Miguel Antonio R.
+52 (618) 829 1070
rinconma@corpdgo.com.mx

The Global Consulting Group
Kevin Kirkeby
(646) 284-9416
kkirkeby@hfgcg.com


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31,December 31,December 31,
                                                         2003        2004        2004

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    684,081$    840,524      75,387
  Accounts receivable, net .........................   1,864,337   1,727,129     154,906
  Taxes recoverable and other assets ...............      98,039     103,124       9,249
  Inventories, net .................................   1,174,115   1,107,293      99,313
  Prepaid expenses .................................      23,841      13,689       1,228
            Total current assets ...................   3,844,413   3,791,759     340,083
RESTRICTED CASH ....................................     165,678           0           0
PROPERTY, PLANT AND EQUIPMENT, net .................  12,636,639  11,746,404   1,053,536
OTHER ASSETS, net ..................................     567,986     388,091      34,808
            Total  assets ..........................$ 17,214,716$ 15,926,254   1,428,428

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   9,136,178     199,480      17,891
  Interest payable .................................   1,464,725      17,344       1,556
  Trade accounts payable ...........................     993,715     791,466      70,987
  Notes payable ....................................      54,471      48,818       4,378
  Accrued liabilities ..............................     487,512     764,328      68,553
  Employee profit-sharing ..........................       2,537       1,283         115
            Total  current liabilities .............  12,139,138   1,822,719     163,480
LONG-TERM DEBT .....................................     532,845   7,047,925     632,129
LIABILITY FOR CAPITALIZATION........................           0   3,158,973     283,329
LONG-TERM NOTES PAYABLE ............................     104,965      88,942       7,977
DEFERRED TAXES......................................   2,246,103   1,629,957     146,191
LIABILITY FOR EMPLOYEE BENEFITS.....................     210,896     306,582      27,497
            Total long term liabilities ............   3,094,809  12,232,379   1,097,124
            Total  liabilities .....................  15,233,947  14,055,098   1,260,603
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,909,475   1,798,020     161,265
  Minority interest ................................      71,294      73,136       6,560
            Total stockholders' equity .............   1,980,769   1,871,156     167,824
            Total liabilities and stockholders' equi$ 17,214,716$ 15,926,254   1,428,428

               Exchange rate: $ 11.1495

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)
                                                                                               *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2003        2004      US$ 2004

OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,209,356$   -173,794     -15,588
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     428,754     437,659      39,254
       Amortization of debt issuance cost and other
           financing costs .....................................      97,109     327,464      29,370
       Loss on sale of property, plant and equipment ...........     210,027      21,613       1,938
       Impairment of long-lived assets .........................     531,130     492,558      44,178
       Deferred income taxes ...................................     -44,595    -381,288     -34,198
       Other....................................................     355,458       9,743         874
       Total items which do not require cash....................   1,577,883     907,749      81,416
  Net resources generated from income ..........................  -1,631,473     733,955      65,829
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      66,019      66,822       5,993
    Decrease (Increase) in current assets ......................      50,003       5,067         454
    Decrease (increase) in account receivables, net ............      34,704     137,208      12,306
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................   1,073,005  -1,379,721    -123,747
  Resources generated by continued operating  ..................    -407,742    -436,669     -39,165
  Assets and liabilities discontinued ..........................     -89,523           0           0
  Resources generated by operating activities ..................    -497,265    -436,669     -39,165
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     -58,731     693,917      62,237
       Increase (Decrease) in capital ..........................           0          47           4
  Net resources generated from financing activities ............     -58,731     693,964      62,242
INVESTMENT ACTIVITIES:
       Restricted cash..........................................    -165,678     165,678      14,860
       Acquisition of property, plant and equipment.............    -111,813    -196,955     -17,665
       Sale of property, plant and equipment....................     243,063      16,783       1,505
       Revenues from sale of discontinued operations ...........     972,608           0           0
       Increase in deferred assets .............................      19,571     -86,358      -7,745
  Net resources applied to investing activities ................     957,751    -100,852      -9,045
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     401,755     156,443      14,031
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     282,326     684,081      61,355
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    684,081$    840,524US    75,387


* The exchange rate of 11.1495 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 1,902,645$  2,113,139         11%     161,755     189,528         17%
COST OF SALES ...........................  1,668,912   1,775,432          6%     141,914     159,239         12%
     Gross profit........................    233,733     337,707         44%      19,841      30,289         53%

     Selling and Administrative expenses     205,032     200,811         -2%      17,386      18,011          4%
     Operating income ...................     28,701     136,896        377%       2,455      12,278        400%
FINANCIAL EXPENSE:
Interest expense ........................    253,395      75,780        -70%      21,446       6,797        -68%
Interest income .........................    -13,805     -11,654        -16%      -1,177      -1,046        -11%
Exchange (gain) loss, net ...............    253,791    -229,913     N/A          21,471     -20,621     N/A
Gain on monetary position ...............   -175,774    -191,349          9%     -14,879     -17,162         15%
  Total financial expense ...............    317,607    -357,136     N/A          26,861     -32,032     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -659,516     -37,420        -94%     -55,810      -3,356        -94%
  Total other income (expense) ..........   -659,516     -37,420        -94%     -55,810      -3,356        -94%
  Income (loss) before income and asset t   -948,422     456,612     N/A         -80,216      40,954     N/A
Provisions for income and asset taxes ...    -72,084     -69,573         -3%      -6,089      -6,240          2%
Provision for deferred income taxes .....     22,354     -53,144     N/A           1,979      -4,767     N/A
  Net income after taxes ................   -898,692     579,329     N/A         -76,106      51,961     N/A
Special items ...........................          0           0   	  0            0           0  	       0
Impairment ..............................    531,130     -38,000     N/A          44,968      -3,408     N/A
Discontinued operations .................    487,813           0       -100%      41,269           0       -100%
Net income before minority interest......$ -1,917,63$    617,329     N/A        -162,343      55,369     N/A
  Minority interest......................    -14,257      -6,646        -53%      -1,207        -596        -51%
  Majority net income....................$ -1,903,37$    623,975     N/A        -161,136      55,965     N/A

  Operating income                            28,701     136,896        377%       2,455      12,278        400%
  Depreciation & amortization                112,147     101,298        -10%       9,521       9,085         -5%
  Interest income                             13,805      11,654        -16%       1,177       1,046        -11%
  Employee retirement obligations             -7,953       5,016       -163%        -673         450       -167%
  Allowance for doubtful accounts             50,096      28,762        -43%       4,242       2,580        -39%
  EBITDA                                     196,796     283,626         44%      16,722      25,439         52%


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 7,384,290$  8,185,407         11%     636,022     712,617         12%
COST OF SALES ...........................  6,396,978   7,026,976         10%     550,965     611,824         11%
     Gross profit........................    987,312   1,158,431         17%      85,057     100,793         19%

     Selling and Administrative expenses     705,877     707,689          0%      60,707      61,568          1%
     Operating income ...................    281,435     450,742         60%      24,350      39,225         61%
FINANCIAL EXPENSE:
Interest expense ........................  1,252,610   1,594,682         27%     107,890     136,990         27%
Interest income .........................    -44,131     -30,897        -30%      -3,804      -2,694        -29%
Exchange (gain) loss, net ...............    935,317     -59,002     N/A          78,536      -6,825     N/A
Gain on monetary position ...............   -408,433    -492,106         20%     -34,705     -42,992         24%
  Total financial expense ...............  1,735,363   1,012,677        -42%     147,917      84,479        -43%
OTHER INCOME (EXPENSES):
Other income (expense), net .............  -1,029,05     -69,628        -93%     -88,149      -6,055        -93%
  Total other income (expense) ..........  -1,029,05     -69,628        -93%     -88,149      -6,055        -93%
  Income (loss) before income and asset t  -2,482,98    -631,563        -75%    -211,716     -51,309        -76%
Provisions for income and asset taxes ...     77,257      51,740        -33%       6,654       4,173        -37%
Provision for deferred income taxes .....    -44,595    -381,288        755%      -4,066     -33,343        720%
  Net income after taxes ................  -2,515,646   -302,015        -88%    -214,304     -22,139        -90%
Special items ...........................          0    -620,779   	   0           0     -53,567           0
Impairment ..............................    531,130     492,558         -7%      44,968      43,524         -3%
Discontinued operations .................    162,580           0       -100%      13,369           0       -100%
Net income before minority interest......$ -3,209,35$   -173,794        -95%    -272,641     -12,096        -96%
  Minority interest......................     -6,139     -13,968        128%        -518      -1,223        136%
  Majority net income....................$ -3,203,21$   -159,826        -95%    -272,123     -10,873        -96%

  Operating income                           281,435     450,742         60%      24,350      39,225         61%
  Depreciation & amortization                417,108     426,082          2%      35,911      37,018          3%
  Interest income                             44,131      30,897        -30%       3,804       2,694        -29%
  Employee retirement obligations             24,014       9,743        -59%       2,096         855        -59%
  Allowance for doubtful accounts             67,981      44,114        -35%       5,791       3,893        -33%
  EBITDA                                     834,669     961,578         15%      71,952      83,685         16%




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 25, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer